EXHIBIT 4.8

                          Option Grant Letter Agreement

                RE: GRANT OF OPTIONS - CEO SHARE OPTION PLAN 2005

Dear: Mr. Russell Ellwanger

     Tower Semiconductor Ltd. (the "Company") is pleased to grant you, subject to the receipt of the requisite corporate approvals, options ("Options") to purchase up to 10,743,264 Ordinary Shares, nominal value NIS 1.00 each, of the Company (the "Shares"), pursuant to the CEO Share Option Plan of the Company, (the "Plan"), as of September 28, 2006 (the "Date of Grant"). Capitalized terms not defined in this letter agreement (this "Option Agreement") shall have the meaning ascribed to them in the Plan.

     The grant and issuance of Options pursuant to this Option Agreement is subject to the receipt of all the approvals required under Section 102 of the Income Tax Ordinance ("Section 102"). The Options will therefore be issued to the Trustee, as such term is defined in the Plan. The Options are granted as 102 Capital Gains Track Options.

     The exercise price of the Options shall be as detailed in the attached Appendix. The terms and conditions set forth in this Option Agreement are subject to and supplemented by the terms and conditions set forth in the Plan attached hereto. You are urged to review the Plan and shall be deemed to be fully aware of all the terms and conditions governing the Options set forth in the Plan. By your signature below, you agree to be bound by the terms and conditions of the Plan.

     The Options granted pursuant to this Option Agreement will be issued once you sign and return to the Company: (I) this Option Agreement, (II) the attached Employee's Declaration, and (III) any other form which is required under Section 102 and which will be provided to you by the Company.

     The issuance of the Options is subject to the main terms and conditions set out below. The full terms and conditions of the Options are set out in the Plan.

1.   ISSUANCE OF OPTIONS.

     The Options are hereby issued to the Trustee for your benefit, subject to the terms and conditions hereunder.

     The Options will not be listed in any stock exchange and are not transferable (except to your legal heirs or estate).

2.   VESTING; PERIOD OF EXERCISE.

     2.1 VESTING SCHEDULE. Subject to the terms and conditions of the Plan and this Option Agreement, the Options granted pursuant to this Option Agreement shall become exercisable (vest) over a period of four years in accordance with the following vesting schedule:

          (a) Twenty five percent (25%) of the Options shall vest on May 16, 2006.

          (b) Twenty five percent (25%) of the Options shall vest on May 16, 2007.

          (c) Twenty five percent (25%) of the Options shall vest on May 16, 2008.

          (d) Twenty five percent (25%) of the Options shall vest on May 16, 2009.

     2.2 Subject to Section 2.5(i), the above Options will vest and become exercisable only if on the date of vesting you serve as chief executive officer of the Company.

     2.3 Other than as set forth in applicable law and Section 2.5 below, vested Options may be exercised in whole or in part, at any time within a period of ten (10) years from the Date of Grant (the "Exercise Period"). Any Option not exercised within the Exercise Period shall lapse and become void and unexercisable.

     2.4 The Company will come to an agreement with you as to how to value the Ordinary Shares of the Company in the event that they are not publicly traded at the time of an option exercise.

     2.5 In the event of the termination of your relationship with the Company as chief executive officer of the Company (the "Employment") subsequent to the Date of Grant, the Options will be treated as follows:

               (i) In the event the Company terminates you without cause (as defined in Section 7(a) of your employment agreement with the Company (the "Employment Agreement")), all Options that were to vest over the 12 months from the date of termination shall become fully vested and exercisable immediately upon such date of termination. All options that are vested and exercisable on the date of termination shall lapse and become unexercisable sixty (60) days from such date. Any remaining unvested options will terminate immediately upon termination.

               (ii) In the event: (a) the Company terminates you for cause, or
                    (b) you terminate your employment with the Company pursuant to Section 7(c) of the Employment Agreement, all of your Options (including vested Options) will terminate immediately upon the date of termination.

     2.6 Notwithstanding anything to the contrary in the Plan and subject to any applicable law, upon the Company consummating of any transaction that results in the sale of all or substantially all of the assets or shares of the Company, all Options that were to vest over the next 12 months from the date such transaction is consummated shall become exercisable immediately prior to such date.

     2.7 The procedure for exercise of the Options shall be as detailed on the website of the Company (www.towersemi.com). However, the Company may change the procedure for exercise of the Options at its discretion. The Company will notify you of any changes in the procedure.

3.   NOTICES.

     All notices, consents and other communications under this Option Agreement shall be sent in writing and shall be deemed to have been given when (a) delivered by hand, (b) mailed by certified or registered mail, return receipt requested or express delivery service, or (c) when received by the addressee, if sent by Express Mail, Federal Express or other express service, in each case to the appropriate addresses set forth below (or to such other addresses as a party may designate as to itself by notice to the other parties).

          (a)  If to you, at your address listed beneath your signature below;

          (b) If to the Company: Human Resources Department, Tower Semiconductor, P.O. Box 619, Migdal Ha'emek, Israel;

          (c)  If with respect to Option exercise procedures:
               www.tamirfishman.com or Tel: +972-3-6849282 Fax: +972-3-6853773
               Email: sop@tamfish.com

4.   NO WAIVER.

     The delay or failure on the part of any party hereto to insist, in any one instance or more, upon strict performance of any of the terms or conditions of this Option Agreement, or to exercise any right or privilege herein conferred shall not be construed as a waiver of any such terms, conditions, rights or privileges but the same shall continue and remain in full force and effect.

                                          Sincerely,

                                          Tower Semiconductor Limited

Name of Employee: Mr. Russell Ellwanger                 Date: ____________

Employee signature: _____________________

Employee Passport Number: ______________

Employee address:   _____________________

                                    Appendix

                  NO. OF OPTIONS                   EXERCISE PRISE- $
                  --------------                   -----------------

                     4,295,337                            1.45

                     2,860,412                            1.52

                     1,129,863                            1.52

                     1,129,863                            1.52

                        20,541                            1.50

                        15,217                            1.50

                       238,304                            1.65

                       851,087                            1.88

                       202,640                            1.88

  TOTAL             10,743,264
                    ----------

EMPLOYEE'S DECLARATION

     1. I, the undersigned, confirm that the contents of this Option Agreement, dated September 28, 2006 are acceptable and agreed to by me.

     2. Any tax consequences arising from (i) the grant or exercise of any Option, (ii) the issuance of Underlying Shares and payment therefor, (iii) the sale, transfer or exchange of Underlying Shares, or (iv) any other event or act of mine or of the Company hereunder, and any commissions and other expenses related thereto, shall be borne solely by me. The Company, any of its Subsidiaries and/or the Trustee may withhold any taxes, expenses and commissions as required. I agree to indemnify the Company, any of its Subsidiaries and/or the Trustee and hold them harmless from and against any and all liability for any such tax consequences, commissions, expenses or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to me.

     3. I acknowledge and agree that in the event the Company issues securities as bonus shares or performs a share split or a similar dissolution, such bonus shares or other similar rights on the shares granted to me pursuant to this Option Agreement, shall be transferred by the Company to the Trustee, and the terms and provisions of the Ordinance and the Rules (as such terms are defined below) shall apply to the bonus shares and/or other similar rights, as shall the Trustee's undertakings under the Agreement between the Trustee and the Company.

     4. Without derogating from the former provisions, I acknowledge that the ultimate liability for income tax, social insurance or other tax-related withholding in connection with this grant or its exercise is my responsibility. I specifically acknowledge that any and all applicable laws and regulations in Israel pertaining to the granting of options including but not limited to the provisions set forth in Section 102 of the Income Tax Ordinance [New Version] - 1961 (the "Ordinance") and any rules promulgated thereunder including any amendment thereto, any interpretation published by the Israeli tax authorities in their official guidelines and any judicial interpretation of the Israeli courts, shall each apply with respect to my options and may affect the terms of my options. Any exercise of an option and sale of shares received upon the exercise of my options (the "Shares"), which deviates from the rules set forth in Section 102 of the Ordinance or in regulations promulgated thereunder may result in adverse tax consequences for me. I further acknowledge that each of the Company, brokers effecting transactions relating to my options and the Trustee (as defined in the Plan) is under no obligation to inform me as to whether a particular transaction I may consider effecting complies with the provisions of Section 102 of the Ordinance or the rules promulgated thereunder. I further acknowledge that the Company has not, nor does it intend to, provide tax advice with respect to the tax ramifications of an option grant under the laws of any jurisdiction, including Section 102 of the Ordinance or any rules promulgated thereunder, and that I am urged to seek my own personal tax advice.

     5. APPOINTMENT OF A TRUSTEE. I acknowledge that the Trustee has been appointed to administer my options in accordance with Section 102 of the Ordinance and the Income Tax Rules (Tax Benefits Regarding the Grant of Options to Employees), 2003 (the "Rules") and pursuant to an agreement between the Company and the Trustee that may be amended from time to time (the "Trust Agreement"). In accordance with the terms of this Option Agreement, the Company and/or the Trustee are responsible, among other things, to: (a) withhold and pay any applicable taxes owed to the tax authorities in Israel in connection with my options, including as a result of an exercise of my options and sale of the Shares by me, prior to releasing any funds owed to me, (b) provide the tax authorities in Israel with an annual report in accordance with the Rules, and
(c) provide the Israeli tax authorities with a report regarding the grant of Options under the Plan, within ninety (90) days from the Grant Date in accordance with the Rules. Any fees associated with the exercise of my options as specified in the Trust Agreement will be borne solely by me. In accordance with the approval granted by the Israel tax authorities in connection with the Plan, certain of the functions related to the administration of my options may be performed by the Company.

     6. REQUIRED HOLDING PERIOD. In accepting this grant, I acknowledge that unless otherwise permitted by the Income Tax Authorities, the Rules as of the Option Date, prohibit me from selling my Shares during a period of twenty-four months from the end of the tax year in which the grant took place as my options are subject to the "capital gains track" as set forth in Section 102(b)(2) of the Ordinance (the "Capital Gains Track"). Notwithstanding the above, if I elect to sell my Shares during the Required Holding Period, I hereby acknowledge that the sale of the Shares will be taxed in accordance with the relevant provisions of Section 102 of the Ordinance and the Rules regarding a breach of the terms of the Required Holding Period. For the avoidance of doubt, a sale of the Shares during the Required Holding Period will forfeit my right to receive the tax benefits of the Capital Gains Track and the income derived from the exercise of the Options and the sale of the Shares will be taxed as regular employment income (and not at the reduced capital gains tax rate, if applicable) and will be generally subject to National Insurance and Health Tax.

     7. I am aware that: (i) the Company intends to issue additional shares and options in the future to various entities and individuals, as the Company in its sole discretion shall determine; and (ii) the Company may increase its share capital by new securities in such amount as it finds expedient; and I hereby waive any claim I might or may have regarding such issuance or increase other than any claim or right I may have pursuant to any written agreement between myself and the Company or its subsidiary Tower Semiconductor USA, Inc.

     8. I am aware that pursuant to Section 102(b)(3) if my options are issued with an exercise price lower than the average closing price of the Company's shares on the 30 (thirty) trading days preceding the issuance of the options, a part of any benefit ultimately derived from the exercise of the Options and the sale of the Shares, generally up to the amount equivalent to the difference between these prices, will be taxed as regular employment income and not at the reduced capital gains tax rate and generally will be subject to National Insurance and Health Tax.

     9. TRANSFER OF INFORMATION. I hereby consent to the transfer of information that the Company is required to report to the tax authorities and to the Trustee relating to the Options in accordance with the provisions of Section 102 of the Ordinance and the Rules.

Name of Employee: Mr. Russell Ellwanger                 Signature: ___________

Passport Number: _______________                        Date: _______________